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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT
(UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER)
(Amendment No.    )

FIRST NATIONAL OF NEBRASKA, INC.
(Name of Issuer)

FIRST NATIONAL OF NEBRASKA, INC.
(Name of Person(s) Filing Statement)

Common Stock, $5.00 par value (Title of Class of Securities)	335720108 (CUSIP Number of Class of Securities)

Bruce R. Lauritzen
Chairman
First National of Nebraska, Inc.
One First National Center
Omaha, Nebraska 68197
(402) 341-0500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Joe E. Armstrong, Esq.
Steven P. Amen, Esq.
Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
(402) 346-6000

This statement is filed in connection with (check the appropriate box):

  a.
  [    ]     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.
  [    ]    The filing of a registration statement under the Securities Act of 1933.

  c.
  [X]    A tender offer.

  d.
  [    ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [    ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [    ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$52,500,000	$4,830

*
Calculated solely for the purpose of determining the filing fee, based upon the tender offer price of $3,500 per share for the eligible common stock as of June 4, 2002 multiplied by our estimate of the maximum number of shares to be purchased (15,000 shares).

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

1.    Summary Term Sheet.

        The information set forth in "SUMMARY OF TERMS" in the Offer to Purchase, filed as Exhibit 99.1 to this Schedule 13E-3, is incorporated herein by reference.

2.    Subject Company Information.

  (a)
  The name of the issuer is First National of Nebraska, Inc. (the "Company"). Its principal executive office is located at One First National Center, Omaha, Nebraska 68197 and its business telephone number is (402) 341-0500.

  (b)
  The title and number of shares outstanding of the class of equity securities which is the subject of this Schedule 13E-3 is the common stock, $5.00 par value per share, of the Company, 334,500 of which were outstanding as of June 4, 2002.

  (c)
  The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY—Market Price and Dividend Information" in the Offer to Purchase and is incorporated herein by reference.

  (d)
  The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY—Market Price and Dividend Information" in the Offer to Purchase and is incorporated herein by reference.

  (e)
  During the past three years, the Company has not made any underwritten public offering of its common stock.

  (f)
  The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY—Recent Stock Repurchases" in the Offer to Purchase and is incorporated herein by reference.

3.    Identity and Background of Filing Person.

  (a)
  The filing person to which this Schedule 13E-3 relates is the subject company, First National of Nebraska, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names and business addresses of each executive officer, director and controlling shareholder of the filing person are set forth under "INFORMATION ABOUT THE COMPANY—Beneficial Ownership of Our Common Stock" in the Offer to Purchase and are incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY—Management Information" in the Offer to Purchase and is incorporated herein by reference.

4.    Terms of the Transaction.

  (a)
  The information required by this item is set forth under "SUMMARY OF TERMS," "SPECIAL FACTORS" and "THE TENDER OFFER" in the Offer to Purchase and is incorporated herein by reference.

  (c)
  Only shareholders owning 99 or fewer shares are entitled to participate in the tender offer. In addition, shares held in employee benefit plans are not eligible to participate, even if meeting the maximum number of shares requirement.

  (d)
  Shareholders are not entitled to dissenters' rights of appraisal under Nebraska law as a result of the tender offer.

  (e)
  The information required by this item is set forth in the Offer to Purchase under "WHERE YOU CAN FIND MORE INFORMATION" and is incorporated herein by reference.

  (f)
  Not applicable.

5.    Past Contacts, Transactions, Negotiations and Agreement.

  (a)
  The information required by this item is set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY—Related Party Transactions" and is incorporated herein by reference.

  (b)
  The information required by this item is set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY—Recent Stock Repurchases" and is incorporated herein by reference.

  (c)
  The information required by this item is set forth in the Offer to Purchase under "INFORMATION ABOUT THE COMPANY—Recent Stock Repurchases" and is incorporated herein by reference.

  (e)
  Other than in connection with the solicitation of revocable proxies by management in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended, there have been no agreements between the Company, any of its executive officers or directors and any other person with respect to any securities of the Company.

6.    Purposes of the Transaction and Plans or Proposals.

  (b)
  The Company intends that any shares purchased in the tender offer will be retired.

  (c)
  The Company does not have any plans or proposals and is not involved in any negotiations that relate to or would result in any of the events described in items (1)-(5) and (8) of Item 1006(c) of Regulation M-A. However, the Company may consider the consummation of a second-step transaction in the form of a reverse stock split or some other form of corporate transaction if shareholder participation in the tender offer does not result in the Company being able to deregister its common stock pursuant to Rule 12(g)(4). The information required by items (6) and (7) of Item 1006(c) of Regulation M-A is set forth in "SUMMARY OF TERMS" and "SPECIAL FACTORS" in the Offer to Purchase and is incorporated herein by reference.

    No director or executive officer of the Company has any plans or proposals or has been involved in any negotiations that relate to or would result in any of the events listed in items (1)-(8) of Item 1006(c) of Regulation M-A except in his or her official capacity as a director and/or executive officer of the Company.

7.    Purposes, Alternatives, Reasons and Effect.

        The information required by this item is set forth under "SUMMARY OF TERMS" and "SPECIAL FACTORS" in the Offer to Purchase and is incorporated herein by reference.

8.    Fairness of the Transaction.

        The information required by this item is set forth under "SPECIAL FACTORS—Fairness Determination by Our Board" in the Offer to Purchase and is incorporated herein by reference.

9.    Reports, Opinions, Appraisals and Certain Negotiations.

  (a)
  -(c)      The information required by this item is set forth under "SPECIAL FACTORS—Fairness Opinion of Keefe, Bruyette & Woods, Inc." in the Offer to Purchase and is incorporated herein by reference.

10.    Source and Amount of Funds or Other Consideration.

  (a)
  -(d)      The information required by this item is set forth under "THE TENDER OFFER—Source and Amount of Funds" in the Offer to Purchase and is incorporated herein by reference.

11.    Interest in Securities of the Subject Company.

  (a)
  -(b)      The information required by this item is set forth under "INFORMATION ABOUT THE COMPANY—Beneficial Ownership of Our Common Stock" in the Offer to Purchase and is incorporated herein by reference.

12.    The Solicitation or Recommendation.

  (d)
  To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender shares held by them in the tender offer.

  (e)
  To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the tender offer.

13.    Financial Statements.

  (a)
  The financial statements included in the Company's Annual Report to Shareholders as filed with the Securities and Exchange Commission as Exhibit 13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 are incorporated herein by reference. The financial statements for the three-month periods ended March 31, 2001 and 2000 contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 are hereby incorporated herein by reference.

  (b)
  No pro forma financial statements are included in this filing or in any disclosure document to be mailed to shareholders as the tender offer is not anticipated to have a material impact on the Company's financial condition or results of operations.

14.    Persons/Assets, Retained, Employed, Compensated or Used.

        Keefe, Bruyette & Woods, Inc. has been retained to act as dealer manager for this tender offer but will not make any solicitation or recommendation in connection therewith. For their services, Keefe, Bruyette & Woods, Inc. will be paid $50,000 plus expenses. Smith Hayes Financial Services Corporation, a registered broker dealer, will act as a soliciting dealer for the Company in connection with the tender offer. Smith Hayes Financial Services Corporation will contact shareholders at the request of the Company and will be paid a soliciting dealer fee of $13,500 upon acceptance and payment for the shares together with a reimbursement of its expenses. In addition, the trust department of First National Bank of Omaha will act as depository for this transaction.

15.    Additional Information.

  (b)
  None.

16.    Exhibits.

99.1	Offer to Purchase dated June 6, 2002
99.2	Form of Letter of Transmittal
99.3	Frequently Asked Questions
99.4	Form of Letter to Company's Shareholders
99.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.6	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.7	Instruction Form For Shares Held by Brokers, Dealers, Commerical Banks, Trust Companies and Other Nominees
99.8	Form of Notice of Guaranteed Delivery
99.9	Fairness Opinion of Keefe, Bruyette & Woods, Inc. (included as Appendix A to Offer to Purchase attached hereto as Exhibit 99.1)
99.10	Press Release dated June 6, 2002 issued by the Company

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2002	FIRST NATIONAL OF NEBRASKA, INC.
	By:	/s/ TIMOTHY D. HART
		Name:	Timothy D. Hart
		Title:	Secretary, Treasurer, an Authorized Officer

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